                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)



                          American HealthChoice, Inc.
                                (Name of Issuer)


                         Common Stock, Par Value $.001
                         (Title of Class of Securities)


                                    02592910
                                 (CUSIP Number)



                             Jerry D. Kennett, M.D.
                                401 Keene Street
                              Columbia, MO  65201
                                 (573) 876-1689
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 28, 1996
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_].

                         Index to Exhibits on Page 10

     This Amendment No. 4 supplements and amends the Statement on Schedule 13D filed on March 18, 1996 (the "Schedule 13D") by Michael S. Baskauskas, John A. Crouch, M.D., Earl L. Jennings, Jr., Jerry D. Kennett, M.D., Merlin Kirby, M.D., Charles E. McDowell, H. Jerry Murrell, M.D. and Kurt E. Starnes. Capitalized terms used herein which are not otherwise defined are so used with the respective meanings ascribed to them in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Item 3 is hereby amended by adding the following three paragraphs after the fourth paragraph thereof.

          On August 29 and 30, 1996, pursuant to the Stock Option Agreement, as amended, the Remaining Option Holders (other than John A. Crouch, M.D.) paid to the Company an aggregate of $500,000 in respect of the purchase of shares of Common Stock, as follows: (i) Merlin Kirby, M.D. paid $246,390 (which was applied together with $11,460, constituting the portion of the $100,000 non-refundable option fee paid by the Remaining Option Holders to the Company on May 31, 1996 (the "Second Option Fee") paid by him) in respect of the purchase of 52,622 shares of Common Stock; (ii) H. Jerry Murrell, M.D. paid $246,390 (which was applied together with $11,460, constituting the portion of the Second Option Fee paid by him) in respect of the purchase of 52,622 shares of Common Stock; and (iii) Jerry D. Kennett, M.D. paid $7,220 in respect of the purchase of 1,473 shares of Common Stock. The foregoing amounts paid by Merlin Kirby, M.D. were obtained from his personal funds. The foregoing amounts paid by H. Jerry Murrell, M.D. were obtained from his personal funds and borrowings pursuant to a promissory note, dated August 29, 1996 (the "Second Murrell Promissory Note"), with First National. The foregoing amounts paid by Jerry D. Kennett, M.D. were obtained from his personal funds and borrowings pursuant to the Kennett Promissory Note with NationsBank. A copy of the Second Murrell Promissory Note is attached as Exhibit 10 hereto and incorporated herein by this reference.

          On September 10 and 11, 1996, John A. Crouch, M.D. paid to the Company an aggregate of $416,643.50 (which was applied together with $33,330, the portion of the Second Option Fee paid by him) in respect of the purchase of 91,831 shares of Common Stock. The foregoing amount paid by John A. Crouch, M.D. was obtained from his personal funds and borrowings pursuant to a promissory note, dated September 10, 1996 (the "Second Crouch Promissory Note"), with BCNB and a promissory note, dated September 10, 1996 (the "Third Crouch Promissory Note"), with First National. Copies of the Second Crouch Promissory Note and Third Crouch Promissory Note are attached as Exhibits 11 and 12, respectively, hereto and incorporated herein by this reference. (The transactions effected on August 29 and 30,

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

     1996 and September 10 and 11 as described above are hereinafter referred to collectively as the "August/September Exercise Transactions").

          On September 18, 1996, pursuant to the Stock Option Agreement, as amended, Jerry D. Kennett, M.D. and John A. Crouch, M.D. paid to the Company an aggregate of $124,813.50, as follows: (1) Jerry D. Kennett, M.D. paid to the Company (a) a non-refundable option fee in the amount of $43,750 and (b) a non-refundable extension fee in the amount of $19,942, constituting $.10 per share in respect of 199,420 shares of Common Stock purchasable upon exercise of the remaining options granted pursuant to the Stock Option Agreement, as amended, and (ii) John A. Crouch, M.D. paid to the Company a non-refundable extension fee in the amount of $6,121.50, constituting $.10 per share in respect of 61,215 shares of Common Stock purchasable upon exercise of the remaining options granted pursuant to the Stock Option Agreement, as amended. The foregoing amounts paid by Jerry D. Kennett, M.D. were obtained from his personal funds and borrowings pursuant to the Kennett Promissory Note with Nationsbank. The foregoing amount paid by John A. Crouch, M.D. was obtained from his personal funds and borrowings pursuant to the Second Crouch Promissory Note with BCNB and the Third Crouch Promissory Note with First National. (The payments made on September 18, 1996 as described above are hereinafter referred to collectively as the "September Fee Payments").

Item 4.   Purpose of Transaction.
          ----------------------

     Item 4 is hereby amended by adding the following paragraph at the end thereof:

          The principal purpose of each of the Remaining Option Holders in effecting the August/September Exercise Transactions was to acquire direct ownership of a substantial number of shares of Common Stock in accordance with the terms of the Stock Option Agreement, as amended. The principal purpose of each of Jerry D. Kennett, M.D. and John A. Crouch, M.D. in making the September Fee Payments was to extend the right to acquire the remaining shares of Common Stock purchasable under the Stock Option Agreement, as amended, at a purchase price of $4.90 per share.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Item 5 is hereby amended by deleting the second, third and fourth paragraphs thereof and substituting therefor the following three paragraphs:

          Immediately following the issuance of the shares of Common Stock purchased pursuant to the August/September Exercise Transactions, and by reason of the remaining options granted pursuant to the Stock Option Agreement, as amended, and the provisions of the Initial Allocation Agreement and the Second Allocation Agreement: (i) Jerry D. Kennett, M.D. beneficially owned 346,726 shares of Common Stock (including 199,420 shares purchasable upon exercise of the remaining options granted pursuant to the Stock Option Agreement, as amended) or 4.6% of the total number of shares of Common Stock outstanding; (ii) John A. Crouch, M.D. beneficially owned 264,146 shares of Common Stock (including 61,215 shares purchasable upon exercise of the remaining options granted pursuant to the Stock Option Agreement, as amended) or 3.5% of the total number of shares of Common Stock outstanding;
     (iii) Merlin Kirby, M.D. beneficially owned 90,822 shares of Common Stock or 1.2% of the number of shares of Common Stock outstanding; and (iv) H. Jerry Murrell, M.D. beneficially owned 90,822 shares of Common Stock or 1.2% of the number of shares of Common Stock outstanding. Each of Jerry D. Kennett, M.D., John A. Crouch, M.D., Merlin Kirby, M.D. and H. Jerry Murrell, M.D. (collectively, the "Remaining Option Holders") has sole power to vote and dispose of the shares of Common Stock acquired by him upon exercise of the options granted pursuant to the Stock Option Agreement, as amended, and the right to receive any dividends from, or the proceeds from the sale of, all such shares of Common Stock.

          As a result of the Stock Option Agreement, as amended, the Initial Allocation Agreement and the Second Allocation Agreement, the Remaining Option Holders may be deemed to constitute a "group" within the meaning of
     Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, each of the Remaining Option Holders may be deemed to be the beneficial owner of all of the 792,516 shares of Common Stock beneficially owned by the Remaining Option Holders in the aggregate or 10.6% of the total number of shares of Common Stock outstanding. Each of the Remaining Option Holders disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Remaining Option Holders, and the filing of this Schedule 13D by a Remaining Option Holder shall not be construed as an admission that such Remaining Option Holder is the beneficial owner of any such shares for purposes of Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended.

          The percentages set forth in the preceding paragraphs are based on 7,482,517 shares of Common Stock outstanding (including (i) 7,221,882 shares of Common Stock actually outstanding, and (ii) 260,635 shares of Common Stock issuable upon exercise of the remaining options granted pursuant to the Stock Option Agreement, as amended).

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Securities
          of the Issuer.
          --------------------------------------------

     Item 6 is hereby amended by adding the following paragraph to the end thereof:

           On August 28, 1996, the Company and the Remaining Option Holders entered into a Memorandum of Option Agreement Amendment (the "Option Agreement Amendment"), which, among other things, extended certain time periods during which the options to purchase Common Stock granted pursuant to the Stock Option Agreement could be exercised at $4.90 per share. A copy of the Option Agreement Amendment is attached as Exhibit 13 hereto and incorporated herein by this reference.

           In connection with his borrowings under the Kennett Promissory Note, pursuant to the Kennett Pledge Agreement, Jerry D. Kennett, M.D. has pledged to Nationsbank, as security for the repayment of such borrowings, the shares of Common Stock issued to him as a result of the August/September Exercise Transactions. In connection with his borrowings under the Second Murrell Promissory Note, pursuant to a pledge agreement, dated August 29, 1996 (the "Second Murrell Pledge Agreement"), H. Jerry Murrell, M.D. has pledged to First National, as security for the repayment of such borrowings, the shares of Common Stock issued to him as a result of the August/September Exercise Transactions. In connection with his borrowings under the Second Crouch Promissory Note, pursuant to a pledge agreement, dated September 10, 1996 (the "Second Crouch Pledge Agreement"), John A. Crouch, M.D. has pledged to BCNB, as security for the repayment of such borrowings, 131,508 shares of Common Stock, and, in connection with his borrowings under the Third Crouch Promissory Note, pursuant to a pledge agreement, dated September 10, 1996 (the "Third Crouch Pledge Agreement"), John A. Crouch, M.D. has pledged to First National, as security for the repayment of such borrowings, 20,408 shares of Common Stock. Copies of the Second Murrell Pledge Agreement, the Second Crouch Pledge Agreement and the Third Crouch Pledge Agreement are attached as Exhibits 14, 15 and 16, respectively, hereto and incorporated herein by this reference.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Item 7 is hereby amended by adding the following exhibits:

   Exhibit
     No.                  Description
   -------  ----------------------------------------
     10     Second Murrell Promissory Note

     11     Second Crouch Promissory Note

     12     Third Crouch Promissory Note

     13     Option Agreement Amendment

     14     Second Murrell Pledge Agreement

     15     Second Crouch Pledge Agreement

     16     Third Crouch Pledge Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other persons signing this Statement.



Date:  September 24, 1996                      /s/ John A. Crouch, M.D.
                                               ---------------------------------
                                               John A. Crouch, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other persons signing this Statement.



Date:  September 24, 1996                      /s/ Jerry D. Kennett, M.D.
                                               ---------------------------------
                                               Jerry D. Kennett, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other persons signing this Statement.



Date:  September 24, 1996                      /s/ Merlin Kirby, M.D.
                                               ---------------------------------
                                               Merlin Kirby, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other persons signing this Statement.



Date:  September 24, 1996                      /s/ H. Jerry Murrell, M.D.
                                               ---------------------------------
                                               H. Jerry Murrell, M.D.

                               INDEX TO EXHIBITS
                               -----------------

          Exhibit
            No.                  Description
          -------  -----------------------------------------
            10     Second Murrell Promissory Note
            11     Second Crouch Promissory Note
            12     Third Crouch Promissory Note
            13     Option Agreement Amendment
            14     Second Murrell Pledge Agreement
            15     Second Crouch Pledge Agreement
            16     Third Crouch Pledge Agreement

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